UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DOR BioPharma, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

258094101

(CUSIP Number)

November 26, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paolo Cavazza
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 1,190,770
Number of Shares Beneficially	6.	Shared Voting Power 17,022,767
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 1,190,770
	8.	Shared Dispositive Power 17,022,767
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,213,537
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

15.4% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Claudio Cavazza
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 16,666,667
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,666,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,666,667
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

14.1% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma-Tau Finanziaria S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 16,666,667
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,666,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,666,667
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

14.1% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma-Tau International S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 16,666,667
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,666,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,666,667
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

14.1% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma-Tau America S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 16,666,667
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,666,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,666,667
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

14.1% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sigma-Tau Pharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 16,666,667
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,666,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,666,667
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.
Percent of Class Represented by Amount in Row (9)

14.1% (based on 118,472,164 shares of common stock, equal to 101,805,497 shares of common stock outstanding as of November 4, 2008, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008 plus the 16,666,667 shares of common stock issued by the Issuer pursuant to the transaction with Sigma-Tau Pharmaceuticals, Inc. reported in the Issuer’s report on 8-K filed with the Securities and Exchange Commission on December 1, 2008)

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:
DOR BioPharma, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1101 Brickell Avenue, Suite 701-S, Miami FL  33131

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Paolo Cavazza
(ii)	Claudio Cavazza
(iii)	Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”)
(iv)	Sigma-Tau International S.A.
(v)	Sigma-Tau America S.A.
(vi)	Sigma-Tau Pharmaceuticals, Inc.

Item 2(b).	Address of Principal Business Office:

(i)
Paolo Cavazza
Via Tesserete 10
Lugano, Switzerland

(ii)
Claudio Cavazza
Via Sudafrica, 20
Rome, Italy 00144

(iii)
Sigma-Tau
Via Sudafrica, 20
Rome, Italy 00144

(iv)
Sigma-Tau International S.A.
19-21 Boulevard du Prince Henri
L-1724 Luxembourg

(v)
Sigma-Tau America S.A.
19-21 Boulevard du Prince Henri
L-1724 Luxembourg

(vi)
Sigma-Tau Pharmaceuticals, Inc.
800 South Frederick Avenue, Suite 300
Gaithersburg, Maryland 20877
USA

Item 2(c).	Citizenship:

(i)	Paolo Cavazza is an Italian citizen.
(ii)	Claudio Cavazza is an Italian citizen.
(iii)	Sigma-Tau is an Italian corporation.
(iv)	Sigma-Tau International S.A. is a Luxembourg corporation.
(v)	Sigma-Tau America S.A. is a Luxembourg corporation.
(vi)	Sigma-Tau Pharmaceuticals, Inc. is a Nevada corporation ..

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Shares”)

Item 2(e).	CUSIP Number:

258094101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4.	Ownership:

Paolo Cavazza
(a)	Amount beneficially owned:	18,213,537

(b)	Percent of class:	15.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,190,770
(ii)	shared power to vote or to direct the vote:	17,022,767
(iii)	sole power to dispose or to direct the disposition of:	1,190,770
(iv)	shared power to dispose or to direct the disposition of:	17,022,767

Claudio Cavazza
(a)	Amount beneficially owned:	16,666,667

(b)	Percent of class:	14.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to directthe vote:	16,666,667
(iii)	sole power to dispose or to directthe disposition of:	0
(iv)	shared power to dispose or to directthe disposition of:	16,666,667

Sigma Tau
(a)	Amount beneficially owned:	16,666,667

(b)	Percent of class:	14.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to directthe vote:	16,666,667
(iii)	sole power to dispose or to directthe disposition of:	0
(iv)	shared power to dispose or to directthe disposition of:	16,666,667

Sigma-Tau International S.A.
(a)	Amount beneficially owned:	16,666,667

(b)	Percent of class:	14.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to directthe vote:	16,666,667
(iii)	sole power to dispose or to directthe disposition of:	0
(iv)	shared power to dispose or to directthe disposition of:	16,666,667

Sigma-Tau America S.A.
(a)	Amount beneficially owned:	16,666,667

(b)	Percent of class:	14.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to directthe vote:	16,666,667
(iii)	sole power to dispose or to directthe disposition of:	0
(iv)	shared power to dispose or to directthe disposition of:	16,666,667

Sigma-Tau Pharmaceuticals, Inc.
(a)	Amount beneficially owned:	16,666,667

(b)	Percent of class:	14.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to directthe vote:	16,666,667
(iii)	sole power to dispose or to directthe disposition of:	0
(iv)	shared power to dispose or to directthe disposition of:	16,666,667

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2008
PAOLO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized

Dated:  December 3, 2008
CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized

Dated:  December 3, 2008
SIGMA-TAU FINANZIARIA SPA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized

Dated:  December 3, 2008
SIGMA-TAU INTERNATIONAL S.A.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Attorney-in-fact

Dated:  December 3, 2008
SIGMA-TAU AMERICA S.A.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Attorney-in-fact

Dated:  December 3, 2008

SIGMA-TAU PHARMACEUTICALS, INC.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Chief Executive Officer

EXHIBIT INDEX

A.	Joint Filing Agreement dated December 3, 2008 by and among Paolo Cavazza, Claudio Cavazza, Sigma Tau Finanziaria S.p.A., Sigma-Tau Pharmaceuticals, Inc., Sigma Tau America S.A. and Sigma Tau International S.A.	16
B.	Power of Attorney, dated January 9, 2007, granted by Messrs. Dominique Audia and Luca Checchinato, directors of Sigma-Tau International S.A., in favor of Messrs. Gregg Lapointe and Don DeLillo[1]
C.	Power of Attorney, dated January 9, 2007, granted by Messrs. Dominique Audia and Luca Checchinato, directors of Sigma-Tau America S.A., in favor of Messrs. Gregg Lapointe and Don DeLillo[2]
D.	Power of Attorney, dated January 10, 2007, granted by Mr. Paolo Cavazza in favor of Messrs. Antonio Nicolai and Maurizio Terenzi[3]
E.	Power of Attorney, dated January 10, 2007, granted by Mr. Claudio Cavazza, President of Sigma-Tau Finanziaria S.p.A., in favour of Messrs. Antonio Nicolai and Maurizio Terenzi[4]
F.	Power of Attorney, dated January 10, 2007, granted by Mr. Claudio Cavazza in favor of Messrs. Antonio Nicolai and Maurizio Terenzi[5]

1Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on January 12, 2007.

2Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on January 12, 2007.

3Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on January 12, 2007.

4Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on January 12, 2007.

5Incorporated by reference to the Reporting Person’s Schedule 13G filed with the SEC on January 12, 2007.

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of DOR BioPharma, Inc. dated as of December 3, 2008 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated:  December 3, 2008
PAOLO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized
Dated:  December 3, 2008
CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized

Dated:  December 3, 2008
SIGMA-TAU FINANZIARIA SPA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Proxy-holder authorized

Dated:  December 3, 2008
SIGMA-TAU INTERNATIONAL S.A.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Attorney-in-fact

Dated:  December 3, 2008
SIGMA-TAU AMERICA S.A.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Attorney-in-fact

Dated:  December 3, 2008
SIGMA-TAU PHARMACEUTICALS, INC.

By: /s/ Gregg Lapointe
Name: Gregg Lapointe
Title: Chief Executive Officer